SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            ______________________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 8)*

                           Analysis & Technology, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   032672107
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 Name, address and telephone number of person
              authorized to receive notices and communications)

                                 April 30, 1998
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 11 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 032672107                 13D                    Page 2 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [x]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                256,720
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                256,720
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 256,720
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              7.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 [page 2 of 11]



CUSIP No. 032672107                 13D                    Page 3 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   256,720
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   256,720
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                   256,720
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              7.1%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  [page 3 of 11]



CUSIP No. 032672107                 13D                    Page 4 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 463,580
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 463,580
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 463,580
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              12.9%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 4 of 11]



CUSIP No. 032672107                 13D                    Page 5 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [x]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                720,300
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                720,300
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                720,300
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)              20.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 032672107                 13D                    Page 6 of 11 Pages

     The Schedule 13D, (the "Schedule 13D"), initially filed on June 20, 1997 by Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C. and Jeffrey L. Gendell, and amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 to the Schedule 13D filed on July 17, 1997, September 5, 1997, September 29, 1997, October 3, 1997, November 25, 1997, February 2, 1998 and March 24, 1998 respectively, by Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C. and Jeffrey L. Gendell relating to the common stock with $.125 stated value (the "Common Stock"), of Analysis & Technology, Inc. (the "Company"), whose principal offices are located at Technology Park Route 2, North Stonington, Connecticut 06359, is hereby amended by this Amendment No. 8 to the Schedule 13D as follows.

Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

       The net investment cost (including commissions, if any) of the shares of Common Stock held by Tontine Partners, L.P., a Delaware limited partnership ("TP"), and Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), is approximately $3,807,564 and $6,565,908, respectively. Neither Mr. Gendell, Tontine Overseas Associates, Ltd., a limited liability company organized under the laws of the State of Delaware which serves as investment manager to TOF ("TOA"), nor Tontine Management, L.L.C., a limited liability company organized under the laws of the state of Delaware ("TM"), owns directly any shares of Common Stock.

       The shares of Common Stock held by TP and TOF were purchased with working capital and on margin.

       TP's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. TOF's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock held by TP or TOF may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP or TOF. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

       A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 256,720
                     Percentage: 7.1%. The percentages used herein and in the rest of Item 5 are calculated based upon the 3,604,325 shares of Common Stock issued and outstanding as of February 5, 1998, as reflected in the Company's form 10-Q for the period ending December 31, 1997.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 256,720


CUSIP No. 032672107                 13D                    Page 7 of 11 Pages

                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 256,720
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the filing of Amendment No 7 to the Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

       B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 256,720
                         Percentage: 7.1%
              (b) 1. Sole power to vote or direct vote:  -0-
                  2. Shared power to vote or direct vote: 256,720
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 256,720
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions on behalf of TP since the filing of Amendment No 7 to the Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Mr. Gendell is the Managing Member of Tontine Management, L.L.C., and has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares with respect to TP.
              (e)  Not Applicable.

       C. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 463,580
                         Percentage: 12.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 463,580
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 463,580
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of clients (including TOF) since the filing of Amendment No 7 to the
Schedule 13D, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.

D. Jeffrey L. Gendell.
            (a) Aggregate number of shares beneficially owned: 720,300
                       Percentage: 20.0%
            (b) 1.  Sole power to vote or direct vote: -0-
                2.  Shared power to vote or direct vote: 720,300
                3.  Sole power to dispose or direct the disposition: -0-


CUSIP No. 032672107                 13D                    Page 8 of 11 Pages

                4.  Shared power to dispose or direct the disposition: 720,300
            (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company since the filing of Amendment No 7 to the Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the filing of Amendment No 7 to the Schedule 13D on behalf of TP and TOF, which were all in the open market, are set forth in Schedules A and B, respectively, and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.



CUSIP No. 032672107                 13D                    Page 9 of 11 Pages

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 8, 1998            /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.,
and as managing member of
                                    Tontine Overseas Associates, L.L.C.































CUSIP No. 032672107                 13D                    Page 10 of 11 Pages

                                  Schedule A


TONTINE PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)          if any)

03/27/98                            870                   21.78

03/30/98                          2,100                   21.45

04/02/98                            600                   21.53

04/08/98                          1,750                   21.03

04/16/98                          2,600                   21.03

4/21/98                           2,400                   22.20

4/22/98                           3,600                   23.66

4/30/98                           1,700                   22.03




























CUSIP No. 032672107                 13D                    Page 11 of 11 Pages

                                 Schedule B


TONTINE OVERSEAS ASSOCIATES, L.L.C. - MANAGED ACCOUNTS

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction       Entity      Purchased/(Sold)          if any)

03/27/98                          1,630                   21.78

03/30/98                          3,900                   21.45

04/02/98                            900                   21.53

04/08/98                          3,250                   21.03

4/21/98                           4,500                   22.20

4/22/98                           6,700                   23.66

4/30/98                           3,300                   22.03